SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 31st October, 2002 For the month of October, 2002

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:	Form 40-F:

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:	No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELNOR TEL
TEL TEL - TAX RETURN 2001
Tax Return challenged
SIGNATURES

TELENOR TEL

PRESENTATION Q3	Not necessary to file

REPORT Q3-ATTACHMENTS	Filed 30th October

REPORT Q3 2002	Filed 30th October

TAX RETURN 2001	Attached

VARSEL OM FRAVIKELSE/TAX RETURN CH	Attached

16.10.02 09:55	TEL TEL - TAX RETURN 2001	andre børsmeldinger

Telenor has been informed that the tax authorities will reach a decision regarding the tax return for 2001 in line with the suggestion forwarded by the Central Tax Office For Large Enterprises announced in a notification to the Oslo Stock Exchange October 9 this year. The effect of the decision will mean an increased income tax liability for 2001 of NOK 2.41 billion. Telenor will appeal the decision.

Tax return challenged

The Central Tax Office for Large Enterprises has notified Telenor that it will suggest to its Assessment Board that the 2001 tax return for Telenor Communication AS, a Telenor Group company, may be challenged in respect of this company’s sale of its shares in Sonofon Holding A/S to Dansk Mobil Holding AS, another Telenor Group company.

If the tax return is challenged in this respect, Telenor Communication AS will, initially not get recognition for a taxable loss of NOK 8.6 billion with the corresponding effect that its corporate income tax liability for 2001 will increase with NOK 2.4 billion.

Telenor is of the opinion that there is no basis for challenging the tax return. A potential decision by the Assessment Board to challenge the tax return will be appealed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/ Torstein Moland

Name: Torstein Moland Title: CFO

Date: 5th November, 2002